UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. __)1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

RXSIGHT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78349D107

(CUSIP Number)

July 29, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78349D107	13G	Page 2 of 7

1.

  NAMES OF REPORTING PERSONS.

  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Richard M. Wolfen, in his individual capacity; in his capacity as trustee of the foundation and trusts described in this filing; and in his capacity as executor of the estate described in this filing.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 1,827,349
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,827,349
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,349
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7% based on 27,353,915 shares of Common Stock outstanding as of October 29, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021.

12.	TYPE OF REPORTING PERSON IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78349D107	13G	Page 3 of 7

Item 1(a).	The name of the issuer is RxSIGHT, INC.

Item 1(b).	The address of the principal executive offices of the issuer is 100 Columbia, Aliso Viejo, California 92656.

Item 2(a).	Name of Person Filing:

This statement on Schedule 13G is being filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by Richard M. Wolfen (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Person is 919 North Roxbury Drive, Beverly Hills, CA 90210.

Item 2(c).	Citizenship:

The Reporting Person is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

78349D107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 78349D107	13G	Page 4 of 7

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Reporting Person may be deemed to beneficially own 1,827,349 shares of Common Stock, which includes:

(i)	105,117 shares of Common Stock held directly by the Reporting Person;

(ii)	5,124 shares of Common Stock owned by the Karen Africk Wolfen 2020 Annuity Trust RxSight, of which the Reporting Person is the sole trustee;

(iii)	5,124 shares of Common Stock owned by the Richard M. Wolfen 2020 Annuity Trust RxSight, of which the Reporting Person is the sole trustee;

(iv)	56,281 shares of Common Stock owned by the Cynthia R. Scott Trust Dated July 1, 2008, of which the Reporting Person is the sole trustee;

(v)	56,281 shares of Common Stock owned by the Lawrence P. Wolfen Testamentary Trust, of which the Reporting Person is the sole trustee;

(vi)	24,233 shares of Common Stock owned by the James A. Wolfen 2008 Trust Dated May 19, 2008, of which the Reporting Person is the sole trustee;

(vii)	17,436 shares of Common Stock owned by the estate of Mary G. Wolfen, of which the Reporting Person is the sole executor;

(viii)	17,081 shares of Common Stock owned by the Mary G. Wolfen 2020 Annuity Trust RxSight, of which the Reporting Person is the sole trustee;

CUSIP No. 78349D107	13G	Page 5 of 7

(ix)	17,081 shares of Common Stock owned by the Werner F. Wolfen 2020 Annuity Trust RxSight, of which the Reporting Person is the sole trustee;

(x)	137,025 shares of Common Stock owned by the Wolfen Family Foundation, of which the Reporting Person is the sole trustee; and

(xi)	1,386,566 shares of Common Stock owned by the Wolfen Revocable Trust dated July 22, 2002, of which the Reporting Person is the sole trustee.

(b)

Percent of class: 6.7% based on 27,353,915 shares of Common Stock outstanding as of October 29, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,827,349.

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 1,827,349.

(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. 78349D107	13G	Page 6 of 7

Item 10.	Certifications

Not applicable.

Exhibits

None.

CUSIP No. 78349D107	13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
Date

/s/ Richard M. Wolfen

Richard M. Wolfen, in his individual capacity; in his capacity as trustee of the foundation and trusts referenced above; and in his capacity as executor of the estate referenced above.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations.

(See 18 U.S.C. 1001)